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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Neurobiological Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64124W304

(CUSIP Number)

Megan Coyle

BVF Partners L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,241,336
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,241,336
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,241,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 4.6%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 843,807
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 843,807
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 843,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 3.1%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,853,250
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,853,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,853,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 10.6%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 350,361
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 350,361
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 1.3%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,288,754
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,288,754
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,288,754
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 19.7%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,288,754
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,288,754
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,288,754
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11): 19.7%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Neurobiological Technologies, Inc., a Delaware corporation (“NTII”).  The principal executive office of NTII is located at 2000 Powell Street, Suite 800, Emeryville, CA  94608.

ITEM 2. Identity and Background

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

(a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes.  Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are the "Reporting Persons."  Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

(b)  The business address of BVF, BVF2, Investments, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

(c)  Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of Investments, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment adviser to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

(d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

ITEM 3. Source and Amount of Funds or Other Consideration

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,241,336 shares of the Common Stock for an aggregate consideration of $3,221,553.54, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 843,807 shares of  Common Stock for an aggregate consideration of $2,200,908.30, (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 2,853,250 shares of Common Stock for an aggregate consideration of $7,553,388.06, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 350,361 shares of Common Stock for an aggregate consideration of $935,118.70.  Each of BVF, BVF2, Investments and ILL10 purchased the shares held by it using its own working capital.  No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, suc h matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 26,913,167 shares being outstanding.

(a)

As of June 26, 2008, BVF beneficially owns 1,241,336 shares of Common Stock, BVF2 beneficially owns 843,807 shares of Common Stock, Investments beneficially owns 2,853,250 shares of Common Stock, ILL10 beneficially owns 350,361 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 5,288,754 shares of Common Stock, representing percentage ownership of approximately 4.6%, 3.1%, 10.6%, 1.3% and 19.7%, respectively.

(b)

Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 5,288,754 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and Investments, and ILL10.

(c)

No purchases of Common Stock have been made by the following Reporting Persons within the last 60 days.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. P ursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	June 26, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.*
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated June 26, 2008, relating to the Common Stock of Neurobiological Technologies, Inc. shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
By:	/s/ MARK N. LAMPERT
Mark N. Lampert President